

March 13, 2023

David Foulkes
Chief Executive Officer
Brunswick Corporation
26125 N. Riverwoods Blvd., Suite 500
Mettawa, IL 60045-3420

      Re: Brunswick Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 16, 2022
          File No. 001-01043

Dear David Foulkes:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Ryan M. Gwillim